Lightspeed Appoints Industry Veteran Gabriel Benavides as Chief Revenue Officer to Accelerate Profitable Growth
MONTREAL, November 13, 2025 / PR Newswire/ – Lightspeed Commerce Inc. (NYSE | TSX: LSPD) (“Lightspeed” or the “Company”), the unified commerce platform powering ambitious retailers and restaurateurs in over 100 countries, today announced the appointment of Gabriel Benavides as Chief Revenue Officer (CRO). This leadership evolution aligns with Lightspeed’s transformation into a focused, high-efficiency growth company and supports its strategy to drive sustained, profitable expansion across its markets.

As CRO, Benavides will oversee global revenue generation, aligning sales, customer success, marketing, and channel partnerships to deliver stronger go-to-market execution, accelerate outbound performance, and expand software and payments ARPU growth worldwide.

Benavides brings more than 20 years of international go-to-market leadership. Most recently, he served as CRO at Contentsquare, and previously as Executive Vice President and Chief Revenue Officer at Medallia. During his tenure there, he helped Medallia scale to be a global organization with customers in over 150 countries, increase annual revenue ~10×, and ultimately achieve a $6 billion market valuation. His track record spans building high-performing global sales organizations, deepening strategic relationships, and driving measurable, data-driven revenue acceleration.

“Gabriel’s appointment comes as we deliver another quarter of strong results,” said Dax Dasilva, Founder and CEO of Lightspeed. “His leadership will help us scale our go-to-market engine, deepen customer relationships, and accelerate our next phase of profitable growth. With two consecutive quarters of exceeding revenue and gross profit outlook , we’re executing with discipline and momentum.”

“Lightspeed has the platform, the team, and the vision to win in its core markets. I’m excited to build on this trajectory and unlock the Company’s full growth potential by strengthening our customer partnerships and enabling consistent, high-impact execution globally.” said Gabriel Benavides.

Lightspeed also announced that President JD Saint-Martin will step down after six years with the Company to focus on mentoring and investing in early-stage founders within the Canadian technology ecosystem. JD will remain through March 31, 2026 to ensure a smooth transition. “JD’s leadership built the foundation for Lightspeed’s transformation; Gabriel’s appointment accelerates that trajectory,” added Dasilva. “We’re deeply grateful for JD’s partnership and the discipline he instilled in our global operations.”

Lightspeed is committed to empowering merchants around the world with technology, insights, and support to help them simplify operations, scale efficiently, and grow profitably. This leadership evolution underscores the Company’s continued focus on operational excellence and sustainable, profitable growth.

About Lightspeed

Lightspeed is the POS and payments platform powering businesses at the heart of communities in over 100 countries. As the partner of choice for ambitious retail and hospitality entrepreneurs, Lightspeed helps businesses accelerate growth, deliver exceptional customer experiences, and run smarter across all channels and locations.

With fast, flexible omnichannel technology, Lightspeed brings together point of sale, ecommerce, embedded payments, inventory, reporting, staff and supplier management, financial services, and an exclusive wholesale retail network. Backed by insights, and expert support, Lightspeed helps businesses run more efficiently and focus on what they do best.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD), with teams across North America, Europe, and Asia Pacific.

Follow us on LinkedIn, Facebook, Instagram, YouTube, and X.

Forward-Looking Statements

This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"), including information regarding Lightspeed’s management team and strategy. Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at

www.sedarplus.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:

Lightspeed Media Relations: media@lightspeedhq.com
Lightspeed Investor Relations: Gus Papageorgiou, investorrelations@lightspeedhq.com